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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PHOENIX FOOTWEAR GROUP, INC.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
71903M 10 0
(CUSIP Number)
February 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	71903M 10 0	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Retirement Committee of the Phoenix Footwear Group, Inc. (formerly Daniel Green Company) Retirement Savings Partnership Plan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	15-0327010

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		684,474

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		393,041

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	684,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP

CUSIP No. 71903M 10 0	Schedule 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Phoenix Footwear Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

5759 Fleet Street, Suite 220, Carlsbad, California 92008

Item 2(a)	Name of Person Filing:

Retirement Committee of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan (the “Plan”)

Item 2(b)	Address of Principal Business Officer or, if None, Residence:

5759 Fleet Street, Suite 220, Carlsbad, California 92008

Item 2(c)	Citizenship: USA

Item 2(d)	Title of Class of Securities

Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number:

71903M 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☑ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-I(b)(1)(ii)(G).

CUSIP No. 71903M 10 0	Schedule 13G	Page 4 of 6 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:		684,474

	(b)	Percent of class:		8.1%

	(c)	Number of shares to which the person has:

		(i)	Sole power to vote or direct the vote:	684,474

		(ii)	Shared power to vote or direct the vote:	0

		(iii)	Sole power to dispose or to direct the disposition of:	393,041

		(iv)	Shares power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Reliance Trust Company (the “Trustee”) holds the shares (with National Financial Services, LLC as Custodian) as non-discretionary trustee of the Plan. As respects the voting of the shares held by the Trustee, the Retirement Committee directs the voting of both allocated and unallocated shares in the Plan.
     The Retirement Committee may dispose of the shares in the Plan only in accordance with the terms of the Plan and its fiduciary obligations under ERISA, that is, it may dispose of only those shares which have not yet been allocated to Plan participants (being 393,041 shares at the date of this Schedule 13G). Plan participants (numbering 105 at this date) to whom 291,433 shares have been allocated have sole power to direct the disposition of the shares allocated to their respective Plan accounts and receive the proceeds from the sale of such shares.
     Since May 19, 2004, the date of Amendment No. 3 to this Schedule 13G, the following events have occurred with respect to the Reporting Person’s interest in the Issuer’s shares of Common Stock:
     Between May 19, 2004 and the date of this Amendment No. 4, the Plan redeemed certain shares of Plan participants who left the Issuer’s employ and sold some shares to pay expenses. Thus, at the date of this Amendment No. 4 the total shares in the Plan is 684,474, of which 291,433 shares have been allocated to Plan participants and 393,041 shares remain unallocated. No Plan participant is beneficial owner of 5% or more of the

Issuer’s outstanding common shares, except James R. Riedman, Chairman of Issuer and Chairman of the Retirement Plan Committee of the Board (where he shares with Steven DePerrior the right to vote all Plan shares and the right to dispose of only the non-allocated shares). Mr. Riedman is the beneficial owner of 2,822,213 shares (31.57% of the outstanding) as to which he disclaims beneficial ownership of 1,598,329 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2006

RETIREMENT COMMITTEE OF THE PHOENIX FOOTWEAR GROUP, INC. RETIREMENT SAVINGS PARTNERSHIP PLAN

By:	/s/ James R. Riedman
Name:	James R. Riedman
Title:	Chairman